Exhibit 12

Hawaiian Electric Industries Capital Trust I

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SECURITIES DISTRIBUTIONS

(unaudited)

	Three months ended March 31,
(dollars in thousands)	2003	2002
Earnings	$2,155	$2,155

Fixed charges	$—	$—
Preferred securities distributions	2,090	2,090

Total combined fixed charges and preferred securities distributions	$2,090	$2,090

Ratio of earnings to combined fixed charges and preferred securities distributions	1.03	1.03